VIA EDGAR TRANSMISSION AND BY FEDEX	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

March 18, 2015

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Mergers & Acquisitions
100 F St., N.E.
Washington, D.C. 20549
Attention: Nicholas P. Panos

Re:	Select Comfort Corporation Preliminary Proxy Solicitation material filed on Schedule 14A PREC14A filing made on March 6th, 2015 by Select Comfort Corporation File Number: 000-25121

Dear Mr. Panos:

On behalf of our client, Select Comfort Corporation (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated March 13, 2015 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), filed on March 6, 2015. We are also transmitting electronically via the EDGAR system for filing with the Commission, Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”). For your convenience, we will also deliver to you by FedEx a marked copy of Amendment No. 1, showing the Company’s changes to the Preliminary Proxy Statement.

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment, including, where applicable, a cross-reference to the page of Amendment No. 1 where the Staff may locate changes made in response to the Staff’s comments. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Terms not otherwise defined in this letter shall have the meanings set forth in the Preliminary Proxy Statement.

PREC14A filing made on March 6, 2015

1.	We noticed the disclosures relating to the solicitation in opposition, one of which indicated that “Blue Clay has not made it clear to the company whether it will act on its intent to nominate other candidates to the Board.” Please revise to reflect current developments.

Response: In response to the Staff’s request, the Company has revised the Notice of Annual Meeting as well as pages 3, 7, 13 and 14 of the Preliminary Proxy Statement to reflect that Blue Clay has filed a preliminary proxy statement indicating that it intends to nominate two nominees for election to the Board of Directors in opposition to the nominees recommended by our Board.

United States Securities and Exchange Commission March 18, 2015 Page 2

2.	Please clearly mark the form of proxy as preliminary. See Exchange Act Rule 14a 6(e)(1).

Response: In response to the Staff’s request, the Company has marked the form of proxy as “Preliminary Proxy Statement – Subject to Completion” in accordance with Exchange Act Rule 14a-6(e)(1).

Important Notice Regarding the Availability of Proxy Materials…, Notice of Annual Meeting

3.	We noticed that the proxy statement and other soliciting material will be available at a dedicated website. Notwithstanding the disclosure on page two that projects certain registrant proxy material will be mailed, please confirm whether the registrant is relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Response: The Company confirms that it does not intend to rely on Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). The Company intends to distribute a full set of proxy materials in accordance with Rule 14a-16(n).

Stock Ownership of Management and Certain Beneficial Owners, page 10

4.	Advise us, with a view toward revised disclosure, why the presentation of the beneficial ownership information has been introduced “substantially in the [same] tabular form” as specified by Item 403 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the presentation of the beneficial ownership information starting on page 10 of the Preliminary Proxy Statement to be in substantially the same tabular form as indicated in Item 403 of Regulation S-K.

Proposal One: Election of Directors, page 13

5.	Advise us, with a view toward revised disclosure, whether each of the director nominees has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(1) and (d)(4) of Regulation 14A.

Response: The Company acknowledges the Staff’s comment and advises the Staff that each of the director nominees has consented to being named in the proxy statement and to serving as a director, if elected. In response to the Staff’s comment, the Company has revised page 13 of the Preliminary Proxy Statement to include the following statement: “Mr. Alegre, Mr. Gulis and Ms. Lauderback have each consented to being named as a nominee in this proxy statement and to serve as a director if elected.”

United States Securities and Exchange Commission March 18, 2015 Page 3

Proposal Three: Advisory Vote on Executive Compensation, page 83

6.	Please disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur, or advise. See Item 24 of Schedule 14A.

Response: The Company acknowledges the Staff’s comment. The Company disclosed the following on page 83 of the Preliminary Proxy Statement: “Consistent with the views expressed by shareholders at our 2011 Annual Meeting, the Board of Directors has determined to seek an annual non-binding advisory vote from shareholders to approve the executive compensation as disclosed in the Compensation Discussion & Analysis (“CD&A”), tabular disclosures and related narrative of this proxy statement.” In response to the Staff’s comment, the Company has revised the foregoing to say: “Consistent with the views expressed by shareholders at our 2011 Annual Meeting, the Board of Directors has determined to hold an advisory vote to approve executive compensation annually”. In addition, in response to the Staff’s request, the Company has revised page 83 of the Preliminary Proxy Statement to include the following statements: “The next say-on-pay vote will take place at the Company’s 2016 Annual Meeting of Shareholders. Our shareholders will have an opportunity to cast an advisory vote on the frequency of our say-on-pay vote at least every six years. The next advisory vote on the frequency of the say-on-pay vote will occur no later than our 2017 Annual Meeting of Shareholders.”

Miscellaneous Information Regarding Participants

7.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Response: The Company acknowledges the Staff’s comment. The Company confirms on behalf of each participant named in Annex A to the Preliminary Proxy Statement that none of the participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

United States Securities and Exchange Commission March 18, 2015 Page 4

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ Michael J. Aiello

Michael J. Aiello

cc: Mark A. Kimball (Select Comfort Corporation)